Exhibit 4.11

The Company and Sergio Picarelli (“the executive”) have not yet finalized the employment agreement for the executive as the new president of the Adecco Staffing Division commencing January 1, 2005 but the following is a summary of the key terms that have been agreed between the parties:

•	Role: Global Head of Adecco Staffing Division and Global Head of Zone Chairman

•	Location: Zurich

•	Compensation:

•	Base salary: CHF 750,000

•	Bonus: 100 % of base salary at target, CHF 150,000 guaranteed for 2005

•	Eligibility for the Company’s long term incentive plan as approved by the Board of Directors

•	Participation in the Company’s pension plan: employee saving contribution of 8% of annual insured salary and employer insured salary. In addition, the Company pays a 3.6% contribution to cover all life and disability insurance premiums and pension benefits for family

•	Other benefits: CHF 2,500 monthly car allowance, health insurance for the executive and his family, relocation allowance